                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              E.DIGITAL CORPORATION
                     (formerly Norris Communications, Inc.)
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    26841Y103
                                 (CUSIP NUMBER)

                                 Jerry E. Polis
                        980 American Pacific Drive, #111
                             Henderson, Nevada 89014
                                 (702) 734-1888
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 1999
                  (Date of Event which Requires this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 2 of 8

CUSIP No. 26841Y103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               DAVRIC CORPORATION
               88-0140229

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      a [X]
                      b [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                      WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(a)              [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Nevada

7.  SOLE VOTING POWER
               4,500,000 (consists of shares issuable upon exercise of warrants)

8.  SHARED VOTING POWER
               -0-

9.  SOLE DISPOSITIVE POWER
               4,500,000 (consists of shares issuable upon exercise of warrants)

10. SHARED DISPOSITIVE POWER
               -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,500,000 (consists of shares issuable upon exercise of warrants)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.6%

14. TYPE OF REPORTING PERSON*
               CO

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 3 of 8

CUSIP No. 26841Y103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               JERRY E. POLIS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      a [X]
                      b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                      PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(a)              [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States

7.  SOLE VOTING POWER
               -0-

8.  SHARED VOTING POWER
               4,861,783 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant)

9.  SOLE DISPOSITIVE POWER
               -0-

10. SHARED DISPOSITIVE POWER
               4,861,783 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,861,783

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.9%

14. TYPE OF REPORTING PERSON*
               IN

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 4 of 8

CUSIP No. 26841Y103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CHARLOTTE O. POLIS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      a [X]
                      b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                      PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(a)              [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States

7.  SOLE VOTING POWER
               -0-

8.  SHARED VOTING POWER
               4,861,783 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant)

9.  SOLE DISPOSITIVE POWER
               -0-

10. SHARED DISPOSITIVE POWER
               4,861,783 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,861,783

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.9%

14. TYPE OF REPORTING PERSON*
               IN

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 5 of 8

This Amendment No. 1 (the "Amendment") amends Schedule 13D filed on February 18, 1999 pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. On April 23, 1999 the Issuer filed a Form S-8 indicating that the aggregate shares of Common Stock outstanding at March 12, 1999 had increased to 94,284,428. This Amendment also reflects changes from recent transactions effected by the parties hereto. As a result of the increase in the Issuer's shares and the transactions, the Reporting Persons hold less than 5% of the shares of the Issuer.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of e.Digital Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13114 Evening Creek Drive South, San Diego, California 92128.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended to include the family charitable foundation, the Polis Charitable Foundation, as part of Mr. and Mrs. Polis holdings and to be encompassed as the Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No Change.

ITEM 4. PURPOSE OF TRANSACTION.

No Change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

(a)   (i)   On the date of this Statement, the aggregate number of shares of
            Common Stock of which Davric may be deemed a beneficial owner is 4,500,000 (approximately 4.6% of the Common Stock outstanding according to the latest Form S-8 filed by the Issuer). This computation includes 4,500,000 shares reserved for issuance upon exercise of the Warrants held by Davric.

      (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Polis may be deemed to be beneficial owners is 4,861,783 (approximately 4.9% of the Common Stock outstanding). This amount includes 4,500,000 shares of Common Stock issuable to Davric upon exercise of the Warrants held by Davric, 351,783 shares of Common Stock held by the family trust and 10,000 shares of Common Stock by the family charitable foundation.

      (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mrs. Polis may be deemed a beneficial owner is 4,861,783 (approximately 4.9% of the Common Stock outstanding). This amount includes 4,500,000 shares of Common Stock issuable to Davric upon exercise of the Warrants held by Davric, 351,783 shares of Common Stock held by the family trust and 10,000 shares of Common Stock held by the family charitable foundation.

      (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which the Reporting Persons may be deemed to be beneficial owners is 4,861,783 (approximately 4.9% of the Common Stock outstanding). This amounts includes 4,500,000 shares of Common Stock issuable to Davric upon exercise of the Warrants held by Davric, 351,783 shares of Common Stock held by the family trust and 10,000 shares of Common Stock held by the family charitable foundation.

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 6 of 8

(b)   (i)   Davric directly owns no shares of Common Stock. Assuming the exercise of the Warrant on the date hereof, Davric would have sole voting power and sole dispositive power with respect to 4,500,000 shares of Common Stock.

      (ii) Mr. and Mrs. Polis share voting power and dispositive power over 351,783 shares of Common Stock held by the family trust and 10,000 shares of Common Stock held by the family charitable foundation.

      (iii) The Reporting Persons as a group do not have voting or dispositive power over shares of Common Stock other than individually as described above.

(c) Except as set forth herein, there have been no transactions in the Common Stock effected by the Reporting Persons or, to the best of their knowledge, any of the persons set forth above, during the 60 days preceding the date of this Statement.

      On April 28, 1999 Mr. and Mrs. Polis transferred 30,000 shares of Common Stock to the family charitable foundation.

      The following are sale transactions of the Reporting Persons in the open market during the last sixty days:


        Effected By          Transaction Date             Number of Common Shares      Price Per Share
        -----------          ----------------             -----------------------      ---------------
        Polis Family Trust      4/13/99                         50,000                  0.30
        Polis IRA               4/14/99                         37,500                  0.34
        Polis Family Trust      4/14/99                         70,000                  0.34
        Polis Family Trust      4/14/99                         15,000                  0.42
        Polis Family Trust      4/14/99                         35,000                  0.42
        Polis Family Trust      4/14/99                          7,500                  0.57
        Polis Family Trust      4/14/99                         42,500                  0.56
        Polis Family Trust      4/15/99                         15,000                  0.61
        Polis Family Trust      4/15/99                          5,000                  0.75
        Polis Family Trust      4/19/99                         10,000                  0.53
        Polis Family Trust      4/19/99                         20,000                  0.53
        Polis Family Trust      4/19/99                         50,000                  0.53
        Polis Family Trust      4/21/99                         12,500                  0.69
        Polis Family Trust      4/26/99                         15,000                  0.68
        Polis Family Trust      4/27/99                         15,000                  0.87
        Polis Family Trust      4/27/99                         50,000                  1.28
        Polis Family Trust      4/27/99                         50,000                  1.34
        Polis Family Trust      4/27/99                         25,000                  1.23
        Polis Family Trust      4/27/99                         25,000                  1.48
        Polis Family Trust      4/27/99                         25,000                  1.49
        Polis Family Trust      4/27/99                         26,154                  1.37
        Polis Family Trust      4/27/99                         12,500                  1.26
        Polis Family Trust      4/28/99                         20,000                  3.20
        Polis Family Trust      4/28/99                         10,000                  3.22
        Charitable Foundation   4/28/99                         10,000                  2.00
        Charitable Foundation   4/28/99                         10,000                  3.22


      On April 20, 1999 the family trust converted preferred stock into 321,154 common shares and on April 29, 1999 converted preferred stock into 321,783 common shares. No further shares of preferred stock are held by the family trust as of the date of this Amendment.

(d) Except as set forth above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock.

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 7 of 8

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER. None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Statement of Joint Filing (incorporated by reference to Exhibit 1 to initial filing on Schedule 13D, filed February 18, 1999)

                                                                    SCHEDULE 13D
                                                                 Amendment No. 1
                                                                     May 3, 1999
                                                                     Page 8 of 8


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1999

Davric Corporation


/s/ JERRY E. POLIS
Jerry E. Polis
President and Director

/s/ JERRY E. POLIS
Jerry E. Polis

/s/ CHARLOTTE O. POLIS
Charlotte O. Polis